Roth CH V Holdings, Inc.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(949) 720-5700

November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson Cheryl Brown

Re:	Roth CH V Holdings, Inc.

Registration Statement on Form S-4

Filed June 28, 2024, as amended

File No. 333-280591

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Roth CH V Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Wednesday, November 6, 2024, or as soon as practicable thereafter.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you have any questions with respect to the foregoing.

Very truly yours,

ROTH CH V HOLDINGS, INC.

By:	/s/ John Lipman
John Lipman
President

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Alexandria Kane